 SEC Form 5
FORM 5 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). [ ]Form 3 Holdings Reported [ ]Form 4 Transactions Reported	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0362 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* WARNER, JR., JOHN H. (Last) (First) (Middle) 10260 CAMPUS POINT DRIVE (Street) SAN DIEGO, CA 92121 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol SCIENCE APPLICATIONS INTERNATIONAL CORPORATION
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

           X          Director                           10% Owner
           X          Officer                             Other

Officer/Other
Description           CORPORATE EXECUTIVE VICE PRESIDENT
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
      Joint/Group Filing

	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year January 31, 2003 5. If Amendment, Date of Original (Month/Day/Year)
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal Year (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Class A Common Stock					27654	D
Class A Common Stock					36	I	By 401(k) Plan
Class A Common Stock					109990	I	By ESRP (2)
Class A Common Stock					220612	I	By Trust
					(1)

If the form is filed by more than one reporting person, see instruction 4(b)(v).	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(over) SEC 2270 (7-02)

WARNER, JR., JOHN H. - January 31, 2003
Form 5 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Share Units (Phantom Stock) (3)	1 for 1	04/11/2002		A	(A) 1138	(4) | N/A	Class A Common Stock - 1138	$32.9500	31114	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	By: N. Walker, Attorney-in-fact, for 03-06-2003 ** Signature of Reporting Person Date Power of Attorney Page 2

WARNER, JR., JOHN H. - January 31, 2003
Form 5 (continued)
FOOTNOTE Descriptions for SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

Form 5 - January 2003

JOHN H. WARNER, JR.
10260 CAMPUS POINT DRIVE

SAN DIEGO, CA 92121
Explanation of responses:

(1)   The reporting person no longer has a reportable beneficial interest in 6,107 shares of SAIC Class A Common Stock owned by his son and included in the reporting person's prior ownership reports.
(2)   By SAIC Employee Stock Retirement Plan
(3)   Pursuant to the SAIC Key Executive Stock Deferral Plan.
(4)   These units have the following annual vesting schedule beginning 4/11/2003: 20% in years 1 through 3 and 40% in year 4. The units are settled in SAIC Class A Common Stock and are payable upon the reporting person's termination. Unvested units are cancelled upon termination.

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